SEC
Mail Processing
Section

05 2009

Washington, DC
101

SECURITIE 09058127

Washington, D.C. 20549

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Putnam Avenue
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Farrell 203-861-2236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rosen Seymour Shapss Martin & Co., LLC
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York,	N.Y.	10016
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, William L. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of December 31, 2008, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Luis F. Rojas
Notary Public, State of Connecticut
No. 151500, Fairfield County
Term Expires April 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

December 31, 2008

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
OTHER FINANCIAL INFORMATION	
Schedule A – Expenses	9
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
[All other schedules required under Rule 15c3-3 are not required]	
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12-13

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 Growth • Vision • Solutions 50 Years

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an "S" corporation) as of December 31, 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2008, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2009

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Cash	$ 259,838
Notes receivable	2,639,284
Other assets	159,173
Property and equipment, net of accumulated depreciation of $382,930	90,371
Security deposits	25,588
Total assets	$ 3,174,254
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses	$ 116,262
Profit sharing plan contribution	100,000
Total liabilities	216,262
Commitments (Note 4)	
Shareholders' equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	805,246
Retained earnings	2,152,726
Total shareholders' equity	2,957,992
Total liabilities and shareholders' equity	$ 3,174,254

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2008

Revenues:	
Placement fees (Note 1)	$ 1,894,747
Interest income	187,140
Other income	91,689
	2,173,576
Expenses:	
Officers' and employees' compensation and benefits	3,465,873
Occupancy cost	179,690
Other expenses	412,966
Total expenses	4,058,529
Net loss	$ (1,884,953)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 20	$ 805,246	$ 4,637,679	$ 5,442,945
Distributions	-	-	(600,000)	(600,000)
Net loss	-	-	(1,884,953)	(1,884,953)
Balance, December 31, 2008	$ 20	$ 805,246	$ 2,152,726	$ 2,957,992

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (1,884,953)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	27,526
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Other assets:	
Notes receivable	2,362,867
Other assets	(105,456)
Accrued expenses	25,263
Profit sharing plan payable	25,000
Cash flows provided by operating activities	450,247
Cash flows from investing activities:	
Acquisition of property and equipment	(91,979)
Cash flows used in investing activities	(91,979)
Cash flows from financing activities:	
Distributions	(600,000)
Cash flows used in financing activities	(600,000)
Net decrease in cash and cash equivalents	(241,732)
Cash and cash equivalents:	
Beginning of year	501,570
End of year	$ 259,838

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations. The Company is registered with the FINRA.

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflects the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Notes Receivable

Notes receivable arise from placement fees for capital that the Company raises on behalf of its client. The terms of the fees and the interest on the promissory note are dictated by placement agreements between the Company and its client. The notes receivable will be paid in full on April 1, 2009. Payments have been made timely. Interest income on the notes receivable is accrued at a stated interest rate ranging from 5.75% to 6% per annum which is due and payable with each scheduled principal payment. One customer accounts for approximately 59% of the note receivable as of December 31, 2008.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its tax attributes to the shareholders of the Company. The Company is subject to certain state franchise taxes.

The Company has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* as permitted by FASB Staff Position FIN 48-3. FIN 48, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. The

Company's policy is to account for contingent income tax liabilities in accordance with FASB 5, *Accounting for Contingencies* based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual future liabilities. As of December 31, 2008, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

Revenue

Revenue consists of investment placement fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties. Interest income on notes receivable is accrued as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

The Company's principal credit risk relates to cash balances deposited with financial institutions. As of December 31, 2008, amounts on deposit in excess of insured limits were approximately $63,000.

The Company also has credit risk relating to its revenue being derived from the fees collected from a small number of customers. Approximately 73% of the Company's revenue is derived from one customer for the year ended December 31, 2008. The clients, for whom the Company raises capital, have some degree of risk of being unable to pay the contracted fee earned to the Company at the preset payment date.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 the Company had net capital of $43,576 which was $29,159 in excess of its required net capital of $14,417. The Company's aggregate indebtedness to net capital was 4.963 to 1 as of December 31, 2008.

4. Commitments and Contingencies

The Company leases commercial space under long-term non-cancelable operating leases. The leases for commercial space expire in the years 2009 and 2010, respectively. The leases contain escalation clauses.

The following is a schedule by years of future minimum lease payments as of December 31, 2008:

Year Ended December 31,	Amount
2009	$ 108,427
2010	7,474
	$ 115,901

For the year ended December 31, 2008, rent expense amounted to $154,054.

The Company leases a vehicle through 2009 for the use of its officers. Future minimum annual vehicle lease payment is as follows:

Year Ended December 31,	Amount
2009	$ 7,948

For the year ended December 31, 2008, lease expense amounted to $20,029.

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $15,500 ($20,500 in 2008 for employees age 50 or older) of their eligible compensation. The Company at its discretion may make matching contributions. For the year ended December 31, 2008 the Company's matching contributions aggregated $121,921.

OTHER FINANCIAL INFORMATION

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2008

Schedule A – Expenses

Officers' compensation	$ 2,598,058
Employees' compensation	727,260
Payroll taxes and benefits	140,555
Total compensation benefits	3,465,873
Occupancy costs	154,054
Communications	25,636
Occupancy cost	179,690
Travel and auto expenses	80,127
Professional development and subscriptions	32,768
Office supplies and expenses	45,607
Outside services and postage	25,611
Professional fees	18,585
Depreciation	27,526
Entertainment and meals	5,961
Retirement plan	121,921
Insurance	22,017
Taxes	32,843
Other expenses	412,966
Total expenses	$ 4,058,529

See independent auditors' report.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Farrell Marsh & Co.:

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2008, and have issued our report thereon dated February 9, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2009

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:	
Total shareholders' equity	$ 2,957,992
Less non-allowable assets:	
Other assets	2,914,416
Net capital before haircuts	43,576
Haircuts	-
Net capital	$ 43,576
Aggregate indebtedness:	
Accounts payable	$ 116,262
Profit sharing plan contribution payable	100,000
Total aggregate indebtedness	$ 216,262
Computation of basic net capital requirement:	
Minimum net capital required	$ 14,417
Excess net capital at 1,500 percent	$ 29,159
Excess net capital at 1,000 percent	$ 21,950
Aggregate indebtedness to net capital	4.963 to 1

See independent auditors' report on supplementary information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.:

In planning and performing our audit of the financial statements of Farrell Marsh & Co. (an "S" Corporation) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 9, 2009